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                          December 27, 2022

       Michael McGarrity
       Chief Executive Officer
       MDxHealth SA
       CAP Business Center
       Zone Industrielle des Hauts-Sarts
       4040 Herstal, Belgium

                                                        Re: MDxHealth SA
                                                            Registration
Statement on Form S-1
                                                            Filed December 19,
2022
                                                            File No. 333-268885

       Dear Michael McGarrity:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services